

February 7, 2014

Via E-mail
Giovanni M. Colella
Chief Executive Officer
Castlight Health, Inc.
Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105

      Re: Castlight Health, Inc.
              Amendment No. 1 to Draft Registration Statement
              Submitted January 23, 2014
              CIK No. 0001433714

Dear Mr. Colella:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

1.   We note your revisions in response to prior comment 14. It appears from your disclosure in the bullet points beginning at the bottom of page 77 that your service offerings include communication and engagement services, implementation services, customer support, and training. Please tell us what consideration you gave to expanding your disclosure in the last paragraph on page 47 to separately discuss each of these four sources of revenue.

Giovannia M. Colella
Castlight Health, Inc.
February 7, 2014
Page 2

Backlog, page 57

2.   Regarding prior comment 17, please disclose why you are not able to estimate more precisely the backlog to be fulfilled in 2014, as you indicate in the second paragraph of your response.

Business

Representative Customers, page 78

3.   Please disclose the criteria used to rank your customers by size and why you chose to disclose these particular companies.

Management

Compensation Committee Interlocks and Insider Participation, page 94

4.   We note that Venrock is a party to the Investors' Rights Agreement that you disclose as a related party under Item 404 of Regulation S-K. Please provide the disclosure required by Item 407(e)(4)(i)(C) under this heading or advise.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief—Legal

cc: Via E-mail
        Robert A. Freedman, Esq.
        Fenwick & West LLP